SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(AMENDMENT NO. 3)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

RealD Inc.

(Name of the Issuer)

RealD Inc.	Rhombus Cinema Holdings, LP (formerly Rhombus Cinema Holdings, LLC) RT Rhombus Holdings, Inc. Rhombus Merger Sub, Inc. Rizvi Opportunistic Equity Fund III, L.P. Rizvi Traverse GP III, LLC	Mr. Michael V. Lewis The MVL Trust, dated as of August 3, 2010

(Names of Person(s) Filing Statement) Common Stock, par value $0.0001 per share (Title of Class of Securities) 75604L105 (CUSIP Number of Class of Securities)

RealD Inc. 100 North Crescent Drive, Suite 200 Beverly Hills, California 90210 Facsimile: (310) 388-1539 Attn: Vivian W. Yang	Rizvi Traverse Management, LLC 260 East Brown Street, Suite 380 Birmingham, Michigan 48009 Facsimile: (917) 591-7400 Attn: Audrey DiMarzo	Michael V. Lewis, c/o RealD Inc. 100 North Crescent Drive, Suite 200 Beverly Hills, California 90210 Facsimile: (310) 388-1539 Attn: Michael V. Lewis

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 52 West 52nd Street New York, New York 10019 Facsimile: (212) 403-2314 Attn: David Shapiro, Esq.	Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California, 90071 Facsimile: (213) 891-8763 Attn: Jason Silvera, Esq.	Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st Floor New York, New York 10022 Facsimile: (212) 277-4037 Attn: Matthew F. Herman, Esq.

This statement is filed in connection with (check the appropriate box):

a.   ☒                     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   ☐             The filing of a registration statement under the Securities Act of 1933.

c.   ☐              A tender offer.

d.   ☐             None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction valuation*	$531,764,930	Amount of filing fee	$53,549

*              Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

In accordance with Exchange Act Rule 0-11(c), the filing fee of $53,549 was determined by multiplying 0.0001007 by the aggregate merger consideration of $531,764,930. The aggregate merger consideration was calculated by multiplying the 45,818,252 outstanding shares of common stock, the 1,374,682 shares of common stock subject to restricted stock units and the 601,044 shares of performance-based stock to be acquired pursuant to the merger by the per share merger consideration of $11.00, and adding the foregoing sum to (i) $27,200 (the amount of stock-based compensation that may be issued prior to the closing of the merger) and (ii) the product obtained by multiplying 1,792,782, representing the number of outstanding employee stock options, by $3.35, representing the per share merger consideration of $11.00 less the $7.65 weighted average exercise price of the outstanding employee stock options.

☒    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$53,549	Filing Party:	RealD Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	November 25, 2015

Introduction

This Amendment No. 3 (the “Final Amendment”) to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by (i) RealD Inc., a Delaware corporation (the “Company”), (ii) Rhombus Cinema Holdings, LP (formerly Rhombus Cinema Holdings, LLC), a Delaware limited partnership (“Purchaser”), (iii) RT Rhombus Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of Purchaser (“RT Rhombus”), (iv) Rhombus Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of RT Rhombus (“Merger Sub”), (v) Rizvi Opportunistic Equity Fund III, L.P., a Delaware limited partnership, (vi) Rizvi Traverse GP III, LLC, a Delaware limited liability company, (vii) Michael V. Lewis, an individual and the chairman and chief executive officer of the Company, and (viii) the MVL Trust, dated as of August 3, 2010 (each a “Filing Person” and collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.                 Additional Information

The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On February 24, 2016, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of November 8, 2015, by and among the Company, Purchaser and Merger Sub (the “Merger Agreement”), as contemplated by the Merger Agreement.

On March 22, 2016, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became an indirect wholly-owned subsidiary of Purchaser. At the effective time of the Merger, (a) each share of the Company’s common stock, par value $0.0001 per share, issued and outstanding immediately prior to the effective time of the Merger, other than certain excluded shares, was converted into the right to receive $11.00 in cash, without interest, and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company’s common stock has ceased to trade on the New York Stock Exchange (“NYSE”) and became eligible for delisting from the NYSE and termination of registration under the Exchange Act.  The Company requested that the NYSE file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Common Stock from the NYSE.  The Company intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.

Item 16.                 Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of RealD Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC on January 15, 2016).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3) Letter to RealD Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release dated November 9, 2015 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed November 9, 2015 and incorporated herein by reference).

(a)(6) Draft RLD Transaction Employee Letter, delivered on November 9, 2015 (incorporated by reference to the Schedule 14A filed with the SEC on November 9, 2015).

(a)(7) Draft RLD Employee FAQ, delivered on November 9, 2015 (incorporated by reference to the Schedule 14A filed with the SEC on November 9, 2015).

(a)(8) Letter to RealD Stockholders (incorporated herein by reference to the Schedule 14A filed with the SEC on January 22, 2016).

(b)(1) Commitment Letter, dated as of December 11, 2015, by and between RT Rhombus Holdings, Inc. and Highbridge Principal Strategies, LLC.**

(c)(1) Opinion of Moelis & Company LLC, dated November 8, 2015 (incorporated herein by reference to Annex B of the Schedule 14A filed with the SEC on January 15, 2016).

(c)(2) Materials Prepared for Discussion, dated November 6, 2015, presented by Moelis & Company LLC to the Board of Directors of RealD Inc.*

(c)(3) Materials Prepared for Discussion, dated October 15, 2015, presented by Moelis & Company LLC to the Board of Directors of RealD Inc.*

(d)(1) Agreement and Plan of Merger, by and among ReadD Inc., Rhombus Cinema Holdings, LLC and Rhombus Merger Sub, Inc., dated as of November 8, 2015 (incorporated herein by reference to Annex A of the Schedule 14A filed with the SEC on January 15, 2016).

(d)(2) Limited Guaranty, by Rizvi Opportunistic Equity Fund III, L.P., in favor of RealD Inc, dated as of November 8, 2015.*

(d)(3) Amended and Restated Voting Agreement, by and among Michael V. Lewis, the MVL Trust, dated August 3, 2010 and Rhombus Cinema Holdings, LLC, dated as of November 25, 2015.*

(d)(4) Amended and Restated Rollover Investment Commitment Letter, by and among Michael V. Lewis, the MVL Trust, dated August 3, 2010, and Rhombus Cinema Holdings, LLC, dated as of November 25, 2015.*

(d)(5) Form of Employment Agreement, by and between Michael V. Lewis and RealD Inc.*

(d)(6) Equity Financing Commitment Letter, by and between Rhombus Cinema Holdings, LLC and Rizvi Opportunistic Equity Fund III, L.P., dated as of November 8, 2015*

(d)(7) Amended and Restated Equity Commitment Letter, by and among Fortress Credit Advisors LLC, Rhombus Cinema Holdings, LLC, and Rizvi Traverse Management, LLC, dated as of November 25, 2015*

(f)(1) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Schedule 14A filed with the SEC on January 15, 2016).

(g) None.

*    Previously filed on November 27, 2015

**  Previously filed on December 22, 2015

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 22, 2016

REALD INC.

By:	/s/ Vivian W. Yang
Name: Vivian W. Yang
Title: Executive Vice President and General Counsel

RIZVI TRAVERSE GP III, LLC

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Managing Director

RIZVI OPPORTUNISTIC EQUITY FUND III, L.P.

By: Rizvi Traverse GP III, LLC, its general partner

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Managing Director

RHOMBUS CINEMA HOLDINGS, LP (FORMERLY RHOMBUS CINEMA HOLDINGS, LLC)

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Authorized Signatory

RHOMBUS MERGER SUB, INC.

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: President

RT RHOMBUS HOLDINGS, INC.

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: President

MICHAEL V. LEWIS

By:	/s/ Michael V. Lewis
Name: Michael V. Lewis

THE MVL TRUST, DATED AUGUST 3, 2010

By:	/s/ Michael V. Lewis
Name: Michael V. Lewis
Title: Trustee